SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nu-Med Plus, Inc.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

67021R 104

(CUSIP Number)

Thomas A. Tait

12560 Kaibab Ct.

Colorado Springs, CO 80908

(801) 857-4798

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  Thomas A. Tait

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  OO

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America.

NUMBER OF SHARES                          7. SOLE VOTING POWER: 4,000,000 shares.

BENEFICIALLY OWNED                     8. SHARED VOTING POWER: 0 shares.

BY EACH REPORTING PERSON         9. SOLE DISPOSITIVE POWER: 4,000,000 shares.

                                                              10. SHARED DISPOSITIVE POWER: 0 shares.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000 common shares held directly.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

None; not applicable.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.42%

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  Nu-Med Plus, Inc., a Utah corporation (the “Company”), 455 East 500 South, Suite #205, Salt Lake City, Utah 84111.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Thomas A. Tait.

(b)        Address:  12560 Kaibab Ct. Colorado Springs, CO 80908.

(c)        Principal Occupation:  Mr. Tait is currently an executive manager.

(d)        During the last five years, Mr. Tait has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Tait has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

4,000,000 shares were issued at $0.015 per share to Mr. Tait for services rendered in the development of our device.

Item 4.  Purpose of Transaction.

4,000,000 shares were issued at $0.015 per share to Mr. Tait for services rendered in the development of our device.  He initially received 1,000,000 shares, and 3,000,000 more shares as of September 2, 2013, as his research and development of the product and devices expanded.

Item 5.  Interest in Securities of the Issuer.

(a)       Amount Beneficially owned.  As of the date hereof, Mr. Tait owns 4,000,000 shares of the Company’s common stock directly (approximately 13.42% of the issuer’s common stock).

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 4,000,000 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 4,000,000 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

None; not applicable.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 2013                                                               /s/  Thomas A. Tait

                                                                                                          Thomas A. Tait